SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2007 APR -4 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 March 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07022148

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Director/PDMR Shareholding'

Yours faithfully

SUPPL

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\J - Director-PDMR Shareholding - 16 March 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") announces that, as part of the ongoing remuneration arrangements for its non-executive directors, the following ordinary shares of $97^{17/19}$ pence each in the Company have been purchased:

Name	Date of Purchase	No. of Shares Bought	Price (£)	Total Shareholding Following this Purchase
Bernie Bulkin	15 March 2007	154	13.733	239
Richard Davey	15 March 2007	188	13.733	299
Sir John Egan	15 March 2007	746	13.733	6,109
Martin Houston	15 March 2007	90	13.733	1,086

www.severntrent.com

END